Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 26
DATED JULY 8, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 26 to you in order to supplement our prospectus. This Supplement updates information in the "Prospectus Summary" , "Conflicts of Interest", "Management", "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 26 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 25 dated June 30, 2005, Supplement No. 24 dated June 23, 2005, Supplement No. 23 dated June 16, 2005 (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and June 16, 2005), and must be read in conjunction with our prospectus.

Prospectus Summary

A new paragraph is inserted after the fourth paragraph in the "Conflicts of Interest" subsection, which starts on page 4 of our prospectus to read as follows:

Our company has entered into an agreement to purchase 1,000 shares of The Inland Real Estate Group of Companies, Inc., which is a marketing entity to promote the business interests of its individual shareholder members. Its goals are to 1) enhance shareholder value of the members by: (a) assisting in the coordination of marketing efforts among members; (b) increasing buying power; (c) acting as a conduit for blind business leads; (d) identifying and monitoring proposed legislation that affects members; (e) providing an advocacy platform for issues of mutual concern; (f) sharing broad based expertise among members; (g) offering prospective tenants the broadest possible number of location choices; and 2) to clarify members' roles in the market place.

Conflicts of Interest

A new second paragraph is inserted after the first paragraph which starts on page 36 of our prospectus to read as follows:

Our company has entered into an agreement to purchase 1,000 shares of The Inland Real Estate Group of Companies, Inc., which is a marketing entity to promote the business interests of its individual shareholder members. Its goals are to 1) enhance shareholder value of the members by: (a) assisting in the coordination of marketing efforts among members; (b) increasing buying power; (c) acting as a conduit for blind business leads; (d) identifying and monitoring proposed legislation that affects members; (e) providing an advocacy platform for issues of mutual concern; (f) sharing broad based expertise among members; (g) offering prospective tenants the broadest possible number of location choices; and 2) to clarify members' roles in the market place.

Management

A new paragraph is inserted after the thirteenth paragraph in the "Inland Affiliated Companies" subsection, which starts on page 68 of our prospectus to read as follows:

The Inland Real Estate Group of Companies, Inc., another affiliate of Inland, is a marketing entity to promote the business interests of its individual shareholder members. Its goals are to 1) enhance shareholder value of the members by: (a) assisting in the coordination of marketing efforts among members; (b) increasing buying power; (c) acting as a conduit for blind business leads; (d) identifying and monitoring proposed legislation that affects members; (e) providing an advocacy platform for issues of mutual concern; (f) sharing broad based expertise among members; (g) offering prospective tenants the broadest possible number of location choices; and 2) to clarify members' roles in the market place.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since June 30, 2005, the date of our last supplement, Supplement No. 25. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on these properties that do not currently have financing at a later date.

	Year	Date	Approximate Acquisition Costs Including Expenses	Gross Leasable Area	Physical Occupancy as of 07/01/05	No. of
Property	Built	Acquired	($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Shoppes of Warner Robins S.R. 96 and Lakejoy Road Warner Robins, GA	2004	06/30/05	13,246,000	70,747	91	16	Publix

Eckerd Drug Store 3569 Brainerd Road Chattanooga, TN	1999	06/30/05	2,934,000	10,908	100	1	Eckerd Drug Store

CVS Pharmacy 900 SW 44th Street Oklahoma City, OK	1999	06/30/05	4,417,000	10,908	100	1	CVS Pharmacy

New Forest Crossing Beltway South & Wallisville Road Houston, TX (1)	2002/2003	06/30/05	18,300,000	143,428	99	11	Ross 99 Cent Only PETsMART Big Lots

Mission Crossing 2901 Goliad Road San Antonio, TX (2)	Renovated 2003/2005	07/01/05	15,766,000	167,754	84	14	Gold's Gym Big Lots Goodwill Industries

Southpark Meadows I-35 and Slaughter Lane Austin, TX	2004	07/01/05	20,969,000	257,926	92	9	Wal-Mart PETsMART

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

** Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)

The initial closing was for 141,908 gross leasable square feet and the occupancy percentage represents the estimated occupancy of the entire shopping center as if we purchased it completely. The remaining 1,520 gross leasable square feet is expected to close at a later date after the development of a tenant's space has been completed and leased by the seller, and the tenant occupies their space and rent has commenced.

(2)

The initial closing was for 149,312 gross leasable square feet and the occupancy percentage represents the estimated occupancy of the entire shopping center as if we purchased it completely. The remaining 18,039 gross leasable square feet is expected to close at a later date after the development of several tenants' space has been completed by the seller, and the tenants occupy their respective spaces and rent has commenced.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the underlying properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from our offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these underlying properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for these properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

	Year	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 07/01/05	No. of
Property	Built	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Rasmussen College Office Center Highway 169 and 93rd Avenue Minneapolis, MN	2005	5,175,000	26,600	100	1	Rasmussen College System

Golfsmith 297 State Road 436 Altamonte Springs, FL	1992 Renovated in 2005	4,500,000	14,920	100	1	Golfsmith

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offering as of July 6, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	103,361,887	1,033,618,872	102,878,598	930,740,274

Shares sold pursuant to our distribution reinvestment program	8,763,823	83,256,315	-	83,256,315

Shares repurchased pursuant to our share repurchase program	(411,579)	(3,807,110)	-	(3,807,110)

	361,714,131	3,612,988,091	364,958,413	3,248,029,678

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.